SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Results of General Meeting of Shareholders held on August 20, 2007.

ITEM 1

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
HELD AUGUST 20, 2007

STARLIMS Technologies Ltd. (the “Company”) announces the results of the extraordinary general meeting of shareholders held on August 20, 2007, for the approval of the Company’s election to no longer be subject to the reporting obligations set out in Part VI of the Israeli Securities Law, 1968, and instead to be subject to the reporting obligations under Part V (3) of the Israeli Securities Law, which apply to Israeli companies listed for trade both on a stock exchange in Israel and a foreign stock exchange.

Number of shares voted on the matter: 3,893,688
Number of shares voted in favor: 3,523,119
Number of shares voted against: 370,569
Percentage voted against out of the total number of shares voted on the matter: 9.52%
Percentage voted in favor out of the total votes of non-interested parties: 90.48%

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 22, 2007